FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

MARKET ANNOUNCEMENT

SADIA SIGNS LETTER OF INTENT TO INVEST IN SANTA CATARINA

Sadia S.A. has selected the city of Mafra for the construction of its third production unit in the State of Santa Catarina. The new project of the company, a pork slaughterhouse, will be set up in this municipality, located on the Northern Plateau, 310 km far from Florianópolis. Mafra was selected mostly due to its infrastructure and strategic location, close to the ports of Paranaguá (PR), Itajaí (SC) and São Francisco do Sul (SC).

This enterprise also comprehends a feed plant and integrated production farms. Total investment, to be made up to 2010, is around R$ 650 million, out of which R$ 400 million from own funds and R$250 million from third parties.

With 35 thousand square meters of built-up area, the Mafra Unit will have a hog slaughtering capacity of 5 thousand heads/day and, when operating at full capacity, it will generate additional annual billings of around R$ 500 million. The feed plant, in turn, will have a production of 60 thousand tonnes/month. As to jobs, 1.2 thousand new direct positions and 4.5 thousand new indirect positions will be created. This project contemplates the implementation of an integration system with 540 swine producers, comprehending piglet producing units and finishing units.

Last year, the International Committee of the World Organization for Animal Health (OIE) acknowledged the State of Santa Catarina as a foot and mouth disease (FMD) free zone where vaccination is not practiced, to this date a novel status for Brazil, opening the possibility of pork meat produced in this State winning new and important markets worldwide.

São Paulo, June 26, 2008

Welson Teixeira Junior

Investor Relations Director